FIRST BANCORP

300 SW Broad Street,

Southern Pines, North Carolina 28387

February 24, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jessica Livingston, Staff Attorney

Re:	First Bancorp (the “Company”)

Registration Statement on Form S-3 (File No. 333-216051)

Filed February 14, 2017

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-216051) to 4:30 p.m., Eastern Time, on Monday, February 27, 2017, or as soon thereafter as practicable, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact B.T. Atkinson of Nelson Mullins Riley & Scarborough LLP, counsel to the Company, at (704) 417-3039 or bt.atkinson@nelsonmullins.com with any questions or concerns.

Very truly yours,

FIRST BANCORP

/s/ Eric P. Credle
Eric P. Credle
Chief Financial Officer